                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Citadel Holding Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

            Class B Voting Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   172862104
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               S. Craig Tompkins
                         President, Craig Corporation
                       550 South Hope Street, Suite 1825
                         Los Angeles, California 90071


                                With Copies To:


                              Dale E. Short, Esq.
                     Troy & Gould Professional Corporation
                      1801 Century Park East, Suite 1600
                         Los Angeles, California 90067
                                (310) 553-4441
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 17, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.    [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Exhibit Index Appears on Page 13)




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                                                                          Page 1

CUSIP NO. 172862 10 4
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Reading Entertainment, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3 below.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5 below.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          See Item 5 below.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      See Item 5 below.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5 below.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------


-------------------------------------------------------------------------------

CUSIP NO. 172862 10 4
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Craig Corporation.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3 below.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5 below.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          See Item 5 below.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      See Item 5 below.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5 below.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------




--------------------------------------------------------------------------------

CUSIP NO. 172862 10 4
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      James J. Cotter
      SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3 below.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5 below.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          See Item 5 below.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      See Item 5 below.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5 below.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                                          Page 4

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the class B voting common stock, $.01 par value ("Citadel Class B Stock"), of Citadel Holding Corporation, a Nevada corporation ("Citadel"). The principal executive offices of Citadel are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

ITEM 2.   IDENTITY AND BACKGROUND.

     Items (a)-(c), (f). This statement is being filed by the following "Reporting Persons": Reading Entertainment, Inc., a Nevada corporation ("Reading"), James J. Cotter ("Cotter") and Craig Corporation, a Nevada corporation ("Craig"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of Citadel Common Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement". This Statement amends prior Schedules 13D filed by each of the "Reporting Persons" with respect to their ownership of Citadel Common Stock. This Statement constitutes Amendment No. 2 to Cotter's Schedule 13D, Amendment No. 32 to Craig's Schedule 13D, and Amendment No. 6 to Reading's Schedule 13D.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than described in this Statement.

     Craig has its principal executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California 90071. Craig is a Nevada corporation principally engaged in ownership and management of its interests in Citadel and Reading.

     Reading has its principle executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California 90071. Reading is Nevada corporation principally engaged in ownership and operation of motion picture theatres and live theatres.

     James J. Cotter, is a citizen of the United States with his principal business address at 550 South Hope Street, Suite 1825, Los Angeles, CA 90071. Mr. Cotter's principal occupation and employment are: Chairman of the Board and Chief Executive Officer of Citadel, Reading and Craig. Mr. Cotter is a citizen of the United States.

     The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Persons is set forth in Annexes A and B and Annexes A and B are incorporated herein by reference.

     Items (d)-(e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of the Reporting Persons may be deemed to own beneficially all of the Citadel Class B Stock owned beneficially by all the Reporting Persons by virtue of their agreeing to the voting provisions (the "Voting Covenant") contained in the Agreement and Plan of Merger, dated as of August 17, 2001, among Citadel, Craig and Reading (the "Merger Agreement"). The Merger Agreement provides for the consolidation (the "Consolidation") of Craig and Reading with Citadel by means of separate mergers of Craig and Reading with subsidiaries of Citadel formed for this purpose. The Consolidation is described in detail in the joint proxy statement/prospectus of the three companies made part of the


--------------------------------------------------------------------------------

Registration Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on August 24, 2001, as amended. The completion of the Consolidation is conditioned upon, among other things, the approval of the Merger Agreement by the respective stockholders of Craig and Reading and the approval of (a) the issuance of shares of Citadel Class A Nonvoting Common Stock, par value $0.01 per share (the "Citadel Class A Stock"), to the holders of Craig common stock, Craig common preference stock and Reading common stock in the Consolidation, (b) certain amendments to the Citadel 1999 Stock Option Plan,
(c) the issuance of Citadel Class A Stock and Citadel Class B Stock in respect of the Craig and Citadel stock options to be assumed by Citadel in connection with the Consolidation, and (d) the amendment of Citadel's Articles of Incorporation to change the name of Citadel to "Reading International, Inc." by the holders of Citadel Class B Stock at joint meetings of the stockholders to be held on December 31, 2001 (the "Joint Meetings"). Each of the Reporting Persons has agreed pursuant to the Voting Covenant to vote its or his shares of stock of Citadel, Craig and Reading at the Joint Meetings in favor of the approval of the foregoing matters.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     Items (b)(e)(h). Each of the Reporting Persons may be deemed to own beneficially all the Citadel Class B Stock owned beneficially by all the Reporting Persons by virtue of their agreement to vote the Citadel Class B Stock as set out in the Voting Covenant as described in Item 3 above, which information is incorporated herein by reference. The purpose of the Voting Covenant is to assure stockholder approvals of the issuance of the Citadel Class A Stock and Citadel Class B Stock, the Merger Agreement, and the amendment of the Citadel 1999 Stock Option Plan and to help to assure stockholder approval of the change of Citadel's name to "Reading International, Inc." at the Joint Meetings. These approvals are conditions to completion of the Consolidation.

     Items (a), (c), (d), (f), (g), (i), and (j).  Not Applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Items (a)-(c). By virtue of the Voting Covenant, Cotter may be deemed to beneficially own 980,863 shares of Citadel Class B Stock, representing 49.3% of the outstanding Citadel Class B Stock. Mr. Cotter is the record owner 327,608 shares over which he has sole dispositive power. This represents 16.5% of the outstanding Citadel Class B Stock. By virtue of the Voting Covenant, Mr. Cotter may be deemed to have shared voting power over such shares with the other Reporting Persons.

     Reading, by virtue of the Voting Covenant, may be deemed to beneficially own 980,863 shares of Citadel Class B Stock, representing 49.3% of the outstanding Citadel Class B Stock. Reading is the record owner of 422,734 shares over which it has sole dispositive power. This represents 21.25% of the outstanding Citadel Class B Stock. By virtue of the Voting Covenant, Reading may be deemed to have shared voting power over such shares with the other Reporting Persons.

     Craig, by virtue of the Voting Covenant, may be deemed to beneficially own 980,863 shares of Citadel Class B Stock, representing 49.3% of the outstanding Citadel Class B Stock. Craig is the record owner of 230,521 shares over which it has sole dispositive power. This represents 12.2% of the outstanding Citadel Class B Stock. By virtue of the Voting Covenant, Craig may be deemed to have shared voting power over such shares with the other Reporting Persons.

     The percentages of ownership reported above are based upon the 1,989,585 shares of Citadel Class B Stock stated by Citadel to be outstanding in its most recently available filing with the Securities and Exchange Commission.

     Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B beneficially owns, or has acquired or disposed of, any shares of Citadel Class A Stock during the past 60 days.


--------------------------------------------------------------------------------

     Items (d)-(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3, 4 and 5 of this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annexes A or B has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Craig, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit Number                         Description
     --------------                         -----------

     1                   Joint Filing Agreement Among Reading, Craig and Cotter

     2 Agreement and Plan of Merger among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub., Inc., Craig Corporation, and Reading Entertainment, Inc., dated as of August 17,2001 (incorporated herein by reference to Annex A to the joint proxy statement/prospectus contained in Amendment No. 3 to the Registration Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on December 11, 2001).


--------------------------------------------------------------------------------

                                   Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:   December 28, 2001

                                   Reading Entertainment, Inc.



                                   By:    /s/ Andrzej Matyczynski
                                   --------------------------------------------
                                   Name:  Andrzej Matyczynski
                                   Title: Chief Financial Officer
                                   --------------------------------------------
                                   Craig Corporation



                                   By:    /s/ Andrzej Matyczynski
                                   --------------------------------------------
                                   Name:  Andrzej Matyczynski
                                   Title: Chief Financial Officer
                                   --------------------------------------------




                                   /s/ James J. Cotter
                                   --------------------------------------------
                                   Name: James J. Cotter


--------------------------------------------------------------------------------

                                                                         ANNEX A

        DIRECTORS AND EXECUTIVE OFFICERS OF READING ENTERTAINMENT, INC.

          The names and present principal occupations of the directors and executive officers of Reading Entertainment, Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                                                                      Principle Occupation
                                                                                      or Employment and
Name                                      Office                                      Business Address
----                                      ------                                      --------------------
James J. Cotter                           Chairman of the Board and Chief Executive   In addition to positions previously
                                          Officer                                     noted, Mr. Cotter is also Chairman of the
                                                                                      Board and Chief Executive Officer of
                                                                                      Citadel and Craig.  All three companies'
                                                                                      business address is 550 South Hope
                                                                                      Street, Suite 1825, Los Angeles,
                                                                                      California 90071.

Robert F. Smerling                        President and a Director                    In addition to the positions previously
                                                                                      noted, Mr. Smerling is also the President
                                                                                      of City Cinemas/Citadel Cinemas, Inc.

Robert M. Loeffler                        Director                                    Mr. Loeffler is also a director of Craig.

Kenneth S. McCormick                      Director                                    Mr. McCormick's business address is the
                                                                                      same as noted above with respect to Mr.
                                                                                      Cotter.

Brett Marsh                               Vice President-Real Estate                  In addition to the position noted, Mr.
                                                                                      Marsh is also the Vice President of Real
                                                                                      Estate of Citadel.

Andrzej Matyczynski                       Chief Administrative Officer and Chief      In addition to the positions noted, Mr.
                                          Financial Officer                           Matyczynski is also the Chief Financial
                                                                                      Officer and Treasurer of Citadel and
                                                                                      Craig.

Eugene Cheah                              Financial Controller, Australia and New     Mr. Cheah's business address is the same
                                          Zealand                                     as noted above with respect to Mr. Cotter.


--------------------------------------------------------------------------------

Ellen M. Cotter                           Vice President, Business affairs;           In addition to the positions noted, Ms.
                                          President of Reading Entertainment          Cotter is also the Vice President,
                                          Australia Pty, Ltd.                         business affairs, of Craig.

David Lawson                              Director of Real Estate Development,        Mr. Lawson's business address is the same
                                          Australia and New Zealand                   as noted above with respect to Mr. Cotter.

Neil Pentecost                            Chief Operating Officer, Australia and      Mr. Pentecost's business address is the
                                          New Zealand                                 same as noted above with respect to Mr.
                                                                                      Cotter.


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                                                                         Page 10

                                                                         ANNEX B

             DIRECTORS AND EXECUTIVE OFFICERS OF CRAIG CORPORATION

          The names and present principal occupations of the directors and executive officers of Craig Corporation are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


                                                                                      Principle Occupation or Employment and
Name                                      Office                                      Address
----                                      -------                                     ---------------------
James J. Cotter                           Chairman of the Board and Chief Executive   In addition to the positions noted, Mr.
                                          Officer                                     Cotter is also the Chairman of the Board
                                                                                      and Chief Executive Officer of Citadel
                                                                                      and Reading.  All three companies'
                                                                                      business address is at 550 South Hope
                                                                                      Street, Suite 1850, Los Angeles,
                                                                                      California 90071.

S. Craig Tompkins                         President and a Director                    In addition to the positions noted, Mr.
                                                                                      Tompkins is also the Vice Chairman of the
                                                                                      Board and a Director of Reading, and
                                                                                      Corporate Secretary and Vice Chairman of
                                                                                      the Board of Citadel.

Margaret Cotter                           Director                                    Mrs. Cotter's business address is the
                                                                                      same as noted above with respect to Mr.
                                                                                      Cotter.

William D. Gould                          Director                                    Mr. Gould is an attorney and member of
                                                                                      Troy & Gould Professional Corporation,
                                                                                      which is located at 1801 Century Park
                                                                                      East, Los Angeles, California, 90067-2367.

Gerald P. Laheney                         Director                                    Mr. Laheney's business address is the
                                                                                      same as noted above with respect to Mr.
                                                                                      Cotter.

Robert M. Loeffler                        Director                                    Mr. Loeffler is also a director of
                                                                                      Reading, which has the same address
                                                                                      Craig, as noted above with respect to Mr.
                                                                                      Cotter.

--------------------------------------------------------------------------------

                                                                                      Principle Occupation or Employment and
Name                                      Office                                      Address
----                                      -------                                     ---------------------
Andrzej Matcyzynski                       Chief Financial Officer and Treasurer       Mr. Matcyzynski is also the Chief
                                                                                      Administrative Officer and Chief
                                                                                      Financial Officer of Reading, and Chief
                                                                                      Financial Officer and Treasurer of
                                                                                      Citadel.

Ellen M. Cotter                           Vice President, Business Affairs            In addition to the position noted, Ms.
                                                                                      Cotter is also Vice President, Business
                                                                                      Affairs of Reading and President of
                                                                                      Reading Entertainment Australia Pty,
                                                                                      Ltd., which has the same business address
                                                                                      as Reading.

--------------------------------------------------------------------------------

                               INDEX TO EXHIBITS




     Exhibit Number              Description
     --------------              -----------
           1        Joint Filing Agreement Among Reading, Craig and Cotter

           2 Agreement and Plan of Merger among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub., Inc., Craig Corporation, and Reading Entertainment, Inc., dated as of August 17,2001 (incorporated herein by reference to Annex A to the joint proxy statement/prospectus contained in Amendment No. 3 to the Registration Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on December 11, 2001).


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                                                                         Page 13